Mail Stop 0303
								November 23, 2004

Via Facsimile (312) 258-5600 and U.S. Mail

David McCarthy, Esq.
Schiff Hardin LLP
6600 Sears Tower
Chicago, Illinois 60606

Re:  	Anixter International Inc.
      Form S-4
	File No. 333-120270
	Schedule TO-I
	File No. 005-13735
	Filed on November 8, 2004

Dear Mr. McCarthy:

The staff of the Office of Mergers and Acquisitions in the
Division of Corporation Finance at the Securities and Exchange Commission Has conducted a limited review of the registration statement on Form
S-4 filed by Anixter International Inc. on November 8, 2004.  The
staff`s review focused on compliance with the federal rules applicable to
tender offers, found in Rule 13e-4 and Regulation 14E.   Based on
this limited review, we have the following comments on your filing.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

General

1. We urge the company and all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company is in possession of all facts relating to its disclosure, the company is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

2. We note that the "terms of the New Securities will be the same as the terms of the Old Securities" except that you have changed the conversion feature so that Anixter may account for the New
Securities under the treasury stock method (but carry over the holding period for the Old Securities). If the outstanding notes were not issued in a registered offering, please tell us the exemption upon which you relied to issue those securities and why it is appropriate to exchange them for similar securities in a registered offering.

Summary, page 5

3. We note your disclosure that the tax consequences of the exchange are unclear. Please disclose the name of any tax counsel from whom you have sought an opinion, or whose advice you have relied upon.

Material Differences Between the Old Securities and New
Securities, page 6

4. Revise this section to include information about when the Old
Securities were issued, and their maturity date.

The New Securities, page 8

5. Please revise your discussion of Issue Discount to state whether the loss of the original issue discount tax treatment constitutes a risk of participating in the offer.

Cautionary Statements Regarding Forward-Looking Information, page
16

6. The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor and the Act. See also Q&A 2, Section I.M. of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

The Exchange Offer, page 21
Conditions of the Exchange Offer, page 21

7. Revise your description to remove the words "Notwithstanding any other provision of the exchange offer to the contrary..." where they appear throughout this section. This implies that security holders are not entitled to rely on the plain language of your disclosure.

8. Refer to your disclosure concerning acceptance of the securities. Please confirm your understanding that all offer conditions, other than receipt of governmental or regulatory approvals, must be satisfied or waived on or before the expiration date of the offer, not the date of acceptance of or the date of payment for tendered securities. Please revise the disclosure here in accordance with this comment.

9. We note that you may waive the conditions you list in your document at any time in your sole discretion. Please be aware that if you waive a material condition, the offer must remain open for at least five business days after that waiver.

Extension, Delay in Acceptance, Amendment or Termination, page 22

10. We note that your disclosure that you "are not aware of any circumstances that would cause us to delay acceptance of any validly tendered Old Securities." Revise to clarify that you will issue the new securities promptly after expiration of the offer.

Determination of Validity, page 24

11.  Revise your disclosure to state that you will return the Old
Securities promptly, in keeping with Rule 14e-1(c), not "unless otherwise provided in the letter of transmittal."

Certain U.S. Federal Income Tax Considerations, page 44

12. Revise this subsection and its title to clarify that you describe all material federal tax consequences of the transaction. For example, eliminate the term "Certain" from your title.

13. Given that Schiff Hardin LLP is providing a tax opinion, please revise the prospectus` tax discussion to identify the firm as tax counsel. Also, because you are providing the opinion as a short form tax opinion, you should revise the lead-in paragraph and remove all references in this section indicating that it is a "summary" as opposed to counsel`s tax opinion. Further, clarify which matters in this section constitute counsel`s tax opinion. With respect to a particular tax consequence, to the extent possible provide a "should" or a "more likely than not" opinion. Alternatively, clearly state that tax counsel is not able to opine on a particular tax consequence.

Where you Can Find More Information, page 51

14. We note that you incorporate into the Form S-4 future filings that you may make prior to termination of the exchange offer.
Please confirm that the Schedule TO-T will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

Exhibit 5.1-Legality Opinion

15. It is unclear why counsel has determined that it is
appropriate to assume the new debentures will be legal, valid and binding "When the New Securities have been duly executed, authenticated and issued in accordance with the provisions of the Indenture and
....delivered against receipt of the Old Securities."  Please revise

16. Revise your opinion to specifically state that the securities will be issued under the corporate laws of the state of Delaware, including the statutory provisions and all applicable provisions of the Delaware Constitution and judicial decisions interpreting those laws. In addition, expand your opinion to cover the law of the jurisdiction governing the Indenture.

Closing

	File a revised Form S-4 and a Schedule TO in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. If you do not agree with a comment, tell us why in your response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Address your response letter to the address on the letterhead, using 20549-0303 as the zip code.

	Direct any questions to me at (202) 942-1762.


						Sincerely,



						Julia E. Griffith
						Special Counsel
						Office of Mergers and										Acquisitions